John Rider Work History

John Rider worked from 1972 - 2003 at Hewlett Packard as a Product Marketing Manager. He retired in 2003. He has an undergraduate degree in Mathematics from Syracuse University in 1968, and a Masters Degree in Statistics from Colorado State University 1970.